FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 06, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  1-31232

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

WIMM-BILL-DANN FOODS OJSC

COMPLETES BOND PLACEMENT

Moscow, Russia — July 6, 2010 — Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced the placement of two bond issues raising a total of 10 billion rubles (US$319.9 million at the exchange rate on July 1, 2010).

Tony Maher, CEO of Wimm-Bill-Dann Foods commented: “I am very pleased with the results of the placement. During the book building we received 71 bids for a total of more than 17.2 billion rubles. Such strong demand for our bonds from foreign and domestic investors allowed us to increase the size of the placement from 5 to 10 billion rubles. The rate of the first coupon was set at 7.90% annually, a level significantly lower than our debt being retired and the rate seen during the marketing process. This is a striking endorsement by the investment community of our sound fundamentals, business model and strong growth prospects. The issuance of ruble bonds provides us with additional capital for future growth and further optimizes our debt portfolio.”

VTB Capital and Raiffeisenbank acted as organizers for the bond issues.

The two bond issues, with a total nominal value of 10 billion rubles, have a maturity of three years, with coupons paid every six months. The technical placement of the bonds took place on July 1, 2010 on the Moscow Interbank Stock Exchange.

For further enquiries contact:

Natalya Belyavskaya

Wimm-Bill-Dann Foods OJSC

Solyanka, 13, Moscow 109028 Russia

Phone: +7 495 925 5805

Fax: +7 495 925 5800

e-mail: belyavskayand@wbd.ru

Marina Kagan

Wimm-Bill-Dann Foods OJSC

Solyanka, 13, Moscow 109028 Russia

Tel: +7 495 925 5805

Fax: +7 495 925 5800

e-mail: kagan@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to conform them to actual results. We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC was founded in 1992 and is the largest manufacturer of dairy products and a leading producer of juices and beverages in Russia and the CIS. The company produces dairy products (main brands include: Domik v Derevne, Neo, 2Bio, 33 Korovy, Chudo and more), juices (J7, Lubimy Sad, 100% Gold), Essentuki mineral water and Agusha baby food.

The company has 37 manufacturing facilities in Russia, Ukraine, Kyrgyzstan, Uzbekistan and Georgia with over 16,000 employees. In 2005, Wimm-Bill-Dann became the first Russian dairy producer to receive approval from the European Commission to export its products into the European Union.

In 2010, Standard & Poor’s Governance Services confirmed on WBD its governance, accountability, management, metrics, and analysis (GAMMA) score “GAMMA- 7+”. The score reflects the effective work of the Board of Directors and, in particular, the real influence of independent directors in the decision-making process and the adherence of the controlling shareholders to the highest standards of corporate governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Sergey Styazhkin
Name:	Sergey Styazhkin
Title:	Head of Legal department

Date:  July 06, 2010